# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Materialise NV, CIK 0001091223
CUSIP: 57667T100
Title of class of securities: Ordinary Shares, no nominal value per share
Address of issuer's principal executive offices: TECHNOLOGIELAAN 15, Levuen, Belgium (C9), 3001
Date of event which requires filing of this statement: 10/30/2025
Amends the filing with accession number 0001193125-14-265524
Filed by CIK 0001612894
Persons authorized to receive notices and communications: Wilfried Vancraen, Technologielaan 15, Leuven, Belgium (C9), 3001, 32 (16) 39 66 11

## Reporting persons
- Wilfried Vancraen (CIK 0001612894): type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 137,680; shared voting power 33,884,101; sole dispositive power 137,680; shared dispositive power 33,884,101; aggregate amount beneficially owned 34,021,781 (57.6% of the class)
  Comment: In reference to row 13 above: Based on 59,067,186 ordinary shares of Materialise NV outstanding as of September 30, 2025.
- Hilde Ingelaere: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 137,680; shared voting power 33,884,101; sole dispositive power 137,680; shared dispositive power 33,884,101; aggregate amount beneficially owned 34,021,781 (57.6% of the class)
  Comment: In reference to row 13 above: Based on 59,067,186 ordinary shares of Materialise NV outstanding as of September 30, 2025.
- Idem: type of reporting person: partnership (PN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 33,696,421; shared voting power 0; sole dispositive power 33,696,421; shared dispositive power 0; aggregate amount beneficially owned 33,696,421 (57.05% of the class)
  Comment: In reference to row 13 above: Based on 59,067,186 ordinary shares of Materialise NV outstanding as of September 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no nominal value per share
Name of issuer: Materialise NV
Address of issuer's principal executive offices: TECHNOLOGIELAAN 15, Levuen, Belgium (C9), 3001
Comment:
This Amendment No. 4 to Statement on Schedule 13D (this "Amendment") is filed jointly by (i) Wilfried Vancraen, (ii) Hilde Ingelaere and (iii) Idem (collectively the "Reporting Persons") pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment amends and supplements the Statement on Schedule 13D (the "Original Schedule 13D") originally filed by the Reporting Persons and Ailanthus NV (a limited liability company (naamloze vennootschap) that was organized and existed under the laws of Belgium and previously owned and controlled by Mr. Vancraen and Ms. Ingelaere ("Ailanthus")) with the Securities and Exchange Commission (the "SEC") on July 10, 2014 relating to the ordinary shares, no nominal value per share (the "Shares"), of Materialise NV, a limited liability company (naamloze vennootschap) organized and existing under the laws of the Kingdom of Belgium (the "Issuer"), as amended by Amendment No. 1 to Statement on Schedule 13D filed by the Reporting Persons and Ailanthus with the SEC on November 24, 2020 ("Amendment No. 1"), Amendment No. 2 to Statement on Schedule 13D filed by the Reporting Persons with the SEC on January 5, 2021 and Amendment No. 3 to Statement on Schedule 13D filed by the Reporting Persons on February 27, 2025 ("Amendment No. 3" and, the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, the "Schedule 13D").

The Original Schedule 13D was originally filed as a result of a recapitalization of the Issuer that occurred in connection with the closing of its initial public offering of American Depositary Shares, each representing one Share ("ADSs"), on June 30, 2014, which recapitalization resulted in the Reporting Persons and Ailanthus receiving certain Shares. Amendment No. 1 and Amendment No. 2 were filed as a result of the merger of Ailanthus into the Issuer (the "Merger"). Amendment No. 3 was filed to report certain changes in the Reporting Persons' beneficial ownership of the Shares.

Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The eighth and ninth paragraphs under Item 4 of the Schedule 13D are hereby amended and restated by replacing such paragraph with the following two paragraphs:

On October 30, 2025, the Issuer announced plans to pursue an additional listing of its Shares on Euronext Brussels and a potential ADS buyback program. In connection with the listing of the Shares on Euronext Brussels, the Reporting Persons expect to enter into a trading arrangement for the purpose of selling up to 590,000 Shares in ordinary brokerage transactions over Euronext Brussels. The Reporting Persons also expect to purchase ADSs in ordinary brokerage transactions over Nasdaq under the arrangement in anticipation of or as result of sales activity under the arrangement to maintain their ownership interest in the Issuer. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Shares and ADSs, and subject to compliance with applicable laws and regulations, and if undertaken may be modified, suspended or terminated at any time.

Other than as described in this Item 4 or Item 6 of the Schedule 13D, none of the Reporting Persons have any plan or proposal relating to or that would result in:

(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

(j) any action similar to those enumerated above.

However, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraphs (a) (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) (b)

Wilfried Vancraen(2)
Shares Held Directly: 137,680(3)
Sole Voting Power: 137,680
Shared Voting Power: 33,884,101
Sole Dispositive Power: 137,680
Shared Dispositive Power: 33,884,101
Beneficial Ownership: 34,021,781(3)
Percentage of Class(1): 57.60%

Hilde Ingelaere(4)
Shares Held Directly: 137,680(5)
Sole Voting Power: 137,680
Shared Voting Power: 33,884,101
Sole Dispositive Power: 137,680
Shared Dispositive Power: 33,884,101
Beneficial Ownership: 34,021,781(5)
Percentage of Class(1): 57.60%

Idem(6)
Shares Held Directly: 33,605,391(7)
Sole Voting Power: 33,696,421
Shared Voting Power: --
Sole Dispositive Power: 33,696,421
Shared Dispositive Power: --
Beneficial Ownership: 33,696,421(7)
Percentage of Class(1): 57.05%

(1) The percentage is calculated based upon 59,067,186 Shares outstanding as of September 30, 2025.

(2) The Shares over which Mr. Vancraen has sole voting power and dispositive power represent the Shares held directly by Mr. Vancraen, and the Shares over which Mr. Vancraen has shared voting power and dispositive power represent (i) the 137,680 and 33,696,421 Shares held directly by each of Ms. Ingelaere and Idem, respectively, and (ii) 50,000 Shares (represented by ADSs) held directly and jointly with Ms. Ingelaere. Mr. Vancraen and Ms. Ingelaere, who are married, may be deemed to share voting power and dispositive power over the Shares the other owns directly.

(3) Includes 27,135 ADSs.

(4) The Shares over which Ms. Ingelaere has sole voting power and dispositive power represent the Shares held directly by Ms. Ingelaere, and the Shares of which Ms. Ingelaere has shared voting power and dispositive power represent (i) the 137,680 and 33,696,421 Shares held directly by each of Mr. Vancraen and Idem, respectively, and (ii) 50,000 Shares (represented by ADSs) held directly and jointly with Mr. Vancraen. Ms. Ingelaere and Mr. Vancraen, who are married, may be deemed to share voting power and dispositive power over these Shares the other owns directly.

(5) Includes 27,135 ADSs.

(6) Idem is controlled and managed by Mr. Vancraen and Ms. Ingelaere, who may be deemed to share voting power and dispositive power over these Shares.

(7) Includes 2,837,457 ADSs.
Transactions in the class effected during the past sixty days: (c) There have been no transactions in the Shares effected in the last 60 days by the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Restated Articles of Association of Materialise NV (English translation) (incorporated by reference to Exhibit 3.1 to the Issuer's Report on Form 6-K, furnished to the SEC on June 12, 2025)

Exhibit 2 Registration Rights Agreement, dated September 15, 2016, among the Issuer and the Holders party thereto (incorporated by reference to Exhibit 4.8 to the Issuer's Registration Statement on Form F-3 (Registration No. 333-213649), filed with the SEC on September 15, 2016)

Exhibit 3 Merger Deed (English translation) (incorporated by reference to Exhibit 2.1 to the Issuer's Report on Form 6-K, furnished to the SEC on January 4, 2021)

Exhibit 4 Indemnification Agreement, among the Issuer, Ailanthus NV, Wilfried Vancraen, Hilde Ingelaere and Lunebeke NV (English translation) (incorporated by reference to Exhibit 10.1 to the Issuer's Report on Form 6-K, furnished to the SEC on January 4, 2021)

Exhibit 5 Letter Agreement Regarding Share Issuance and Registration Rights, dated December 31, 2020, among the Issuer, Wilfried Vancraen and Hilde Ingelaere (English translation) (incorporated by reference to Exhibit 10.2 to the Issuer's Report on Form 6-K, furnished to the SEC on January 4, 2021)

Exhibit 6 Joint Filing Agreement, dated July 10, 2014, among Wilfried Vancraen, Hilde Ingelaere, Ailanthus NV and Idem (previously filed as Exhibit 6 to the Original Schedule 13D)

Exhibit 7 Power of Attorney of Wilfried Vancraen, dated July 3, 2014 (previously filed as Exhibit 7 to the Original Schedule 13D)

Exhibit 8 Power of Attorney of Hilde Ingelaere, dated July 3, 2014 (previously filed as Exhibit 8 to the Original Schedule 13D)

Exhibit 9 Power of Attorney of Idem, dated July 3, 2014 (previously filed as Exhibit 10 to the Original Schedule 13D)

## Signatures
- Wilfried Vancraen: /s/ Per Chilstrom, Per Chilstrom, as attorney-in-fact (10/30/2025)
- Hilde Ingelaere: /s/ Per Chilstrom, Per Chilstrom, as attorney-in-fact (10/30/2025)
- Idem: /s/ Per Chilstrom, Per Chilstrom, as attorney-in-fact (10/30/2025)